# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUNA S.A., CIK 0001799207
CUSIP: L0415A103
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 6, RUE JEAN MONNET, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), L-2180
Date of event which requires filing of this statement: 02/27/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001928090

## Reporting persons
- Fiera Capital (UK) Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 1,503,337; shared voting power 0; sole dispositive power 1,503,337; shared dispositive power 0; aggregate amount beneficially owned 1,503,337 (5% of the class)

## Item 1. Issuer
Name of issuer: AUNA S.A.
Address of issuer's principal executive offices: 6, RUE JEAN MONNET, GRAND DUCHY OF LUXEMBOURG, LUXEMBOURG, L-2180

## Item 2. Person Filing
Name of person filing: Fiera Capital (UK) Limited as investment manager for various funds
Address of principal business office or, if none, residence: Queensberry House, 3 Old Burlington Street, London, W1S 3AE
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of close of business on February 27, 2025, Fiera Capital (UK) Limited on behalf of several funds owned 1,503,337 of the Issuer's Class A Shares.
Percent of class: 5.01%
Sole power to vote or to direct the vote: 1,503,337
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,503,337
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Fiera Capital (UK) Ltd: Jeannot Huijnen, Deputy Head of Compliance (03/04/2025)